P&O

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

29 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

05010278

82-2083

SUPPL

Dear Sirs

P&O SALE OF US PROPERTY

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

enc

SEC MAIL RECEIVED
AUG - 4 2005
WASH. D.C. 199
SECTION PROCESSING

82-2083

P&O

News Release

29 July 2005

P&O SALE OF US PROPERTY

P&O announces that Boston Wharf Company, a wholly owned subsidiary of P&O, has sold the remainder of its property portfolio in Boston for £53 million (US$92 million) to W2005 BWH Realty L.L.C., an affiliate of Archon Group L.P. Consequently, P&O has now sold all of its property interests in Boston.

P&O will report a profit over book value on the transaction of approximately £8 million (US$14 million). The proceeds will be used to reduce Group net debt.

The sale forms part of P&O's ongoing strategy of realising value from its property portfolio and focusing capital on its high growth ports business. P&O remains on track to meet its target of £325 million net property sales in 2005.

Further Information: Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: + 44 (0)20 7321 4490

Lucy Garson, Corporate Communications Executive
Tel: + 44 (0)20 7930 4343

Notes to editors:

1. Boston Wharf Company originally owned a freehold interest in over two million square feet of buildings covering approximately 10 acres in Boston's Seaport District. The majority of the buildings were originally constructed as warehouses and many have been refurbished and converted into office space.

2. The transaction announced today is for the remainder of the property portfolio in Boston and includes approximately 1.1 million square feet of commercial